SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549

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                               SCHEDULE 13E-3
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                      RULE 13E-3 TRANSACTION STATEMENT
                    (Amendment No. 2 - Final Amendment)
     (Pursuant To Section 13(e) of The Securities Exchange Act of 1934)

                       COLEMAN WORLDWIDE CORPORATION
                              (Name of Issuer)

                             RONALD O. PERELMAN
                            MAFCO HOLDINGS, INC.
                       COLEMAN WORLDWIDE CORPORATION
                    (Name of Person(s) Filing Statement)

                LIQUID YIELD OPTION(TM) NOTES DUE MAY 27, 2013
                        (Zero Coupon-Senior Secured)
                       (Title of Class of Securities)

                                193672 AA 0
                   (CUSIP Number of Class of Securities)
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                          Barry F. Schwartz, Esq.
                          Executive Vice President
                       COLEMAN WORLDWIDE CORPORATION
                         1767 Denver West Boulevard
                           Golden, Colorado 80401
                               (303) 202-2400
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)
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                                  Copy to:
                            Alan C. Myers, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                              919 Third Avenue
                          New York, New York 10022
                               (212) 735-3000

     This statement if filed in connection with (check the appropriate box):

         a.  |_|   The filing of solicitation materials or an information
                   statement subject to Regulation 14A, Regulation 14C, or
                   Rule 13e-3(c) under the Securities Exchange Act of 1934.
         b.  |_|   The filing of a registration statement under the
                   Securities Act of 1933.
         c.  |X|   A tender offer.
         d.  |_|   None of the above.

     Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies. |_|


(TM)Trademark of Merrill Lynch & Co., Inc.



                                INTRODUCTION

         This Amendment No. 2 to the Rule 13e-3 Transaction Statement on
Schedule 13E-3, as amended (the "Schedule 13E-3"), is being filed on behalf of Ronald O. Perelman, Mafco Holdings, Inc., a Delaware corporation and Coleman Worldwide Corporation, a Delaware corporation (the "Company"), to amend the Schedule 13E-3, filed originally by the Company on May 23, 1997, which relates to the offer by the Company to accept for exchange for cash, pursuant to the Indenture dated as of May 27, 1993 between the Company and First Trust National Association, as successor Trustee, any and all of its outstanding Liquid Yield Option(TM) Notes due May 27, 2013 (the "LYONs") at $343.61 per $1,000 principal amount at maturity, net to the exchanging holder of LYONs (a "Holder"), upon the terms and subject to the conditions set forth in the Offer to Accept LYONs for Exchange for Cash dated May 23, 1997 (the "Offer to Accept LYONs for Exchange for Cash"), and in the related Letter of Transmittal (which together constitute the "Exchange Offer").

         Concurrently with the filing of this Amendment No. 2 to the
Schedule 13E-3, the Company is filing an Amendment No. 2 to the Issuer Tender Offer Statement on Schedule 13E-4, as amended (the "Schedule 13E-4"), with the Securities and Exchange Commission with respect to the Exchange Offer.

Item 10. Interest In Securities Of The Issuer.

         Item 10 is hereby amended and supplemented by the following:

         (a) - (b) Following expiration of the Exchange Offer at 12:00 midnight, New York City time, on Friday, June 20, 1997, the Company accepted for exchange all LYONs validly surrendered pursuant to the Exchange Offer. The Company has been informed by the Depositary that $545,053,000 aggregate principal amount at maturity of LYONs (including $274,000 aggregate principal amount at maturity of LYONs surrendered by guaranteed delivery) had been surrendered for exchange pursuant to the Exchange Offer. A copy of the press release isued by the Company on June 23, 1997 relating to the completion of the Exchange Offer is filed as Exhibit (d)(1) hereto and is incorporated herein by reference.

Item 17. Material To Be Filed As Exhibits.

         Item 17 is hereby amended and supplemented by the following:

         (d)(1) Press Release dated June 23, 1997.



                                 SIGNATURE

         After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          /s/ RONALD O. PERELMAN
                                              Ronald O. Perelman

Dated:  June 23, 1997



                                 SIGNATURE

         After due inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                          MAFCO HOLDINGS INC.


                                          By: /s/ BARRY F. SCHWARTZ
                                          Name:  Barry F. Schwartz
                                          Title: Executive Vice President

Dated:  June 23, 1997



                                 SIGNATURE

         After due inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

                                         COLEMAN WORLDWIDE CORPORATION


                                         By:  /s/ BARRY F. SCHWARTZ
                                         Name:  Barry F. Schwartz
                                         Title: Executive Vice President

Dated:  June 23, 1997



                               EXHIBIT INDEX

Exhibit                    Description

*(a)    --    Indenture dated as of May 20, 1997 by and among Coleman
              Escrow Crop., Coleman Worldwide Corporation (only with respect to the non-recourse guarantee and certain collateral security agreements contained in Article X and XI thereof) and First Trust National Association, as Trustee.

(b)     --    Not applicable.

(c)     --    Not applicable.

*(d)    --    The documents attached as Exhibits (a)(1)-(6) in response to
              Item 9(a) of the Schedule 13E-4 and included in Exhibit (g) hereto are incorporated herein by reference.

(d)(1)  --    Press Release dated June 23, 1997.

(e)     --    Not applicable.

(f)     --    Not applicable.

*(g)    --    Issuer Tender Offer Statement on Schedule 13E-4 dated May 23,
              1997 of the company, filed by the Company on May 23, 1997 with the Commission and incorporated herein by reference.

*(h)    --    Consolidated Financial Statements for the Company for the
              fiscal years ended December 31, 1996 and December 31, 1995
              (audited) and for the first three months ended March 31, 1997 and 1996 (unaudited), filed as Exhibit (g) to the Schedule
              13E-4 and incorporated by reference herein.

*(i)    --    Consolidated Financial Statements for Coleman for the fiscal years ended December 31, 1996 and December 31, 1995 (audited) and for the first three months ended March 31, 1997 and 1996
              (unaudited), filed as Exhibit (h) to the Schedule 13E-4 and incorporated by reference herein.

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*  Previously filed.